Exhibit 99.1

JinkoSolar Announces Third Quarter 2019 Financial Results

SHANGHAI, China, November 19, 2019 -- JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced its unaudited financial results for the third quarter ended September 30, 2019.

Strategic Business Updates

•	Technology transformation largely complete, expected to reach 18GW mono wafer capacity by the second quarter of 2020.
•	Mono based high efficiency products expected to account for close to 100% of solar module shipments in 2020.
•	Record high gross profit and income from operations in the third quarter of 2019, despite push-out of China demand.
•	Gross margin reset driven by increasing shift towards upgraded mono capacity, industry leading integrated production cost, new premium products and global footprint.
•	Signed agreements to sell two solar power plants in Mexico with a combined capacity of 155MW. The final closing of the transaction is subject to customary approvals.

Third Quarter 2019 Operational and Financial Highlights

•	Total solar module shipments were 3,326 megawatts ("MW"), a decrease of 1.8% from 3,386 MW in the second quarter of 2019 and an increase of 12.6% from 2,953 MW in the third quarter of 2018.
•	Total revenues were RMB7.48 billion (US$1.05 billion), an increase of 8.2% from the second quarter of 2019 and an increase of 11.8% from the third quarter of 2018.
•	Gross margin was 21.3%, compared with 16.5% in the second quarter of 2019, and 14.9% in the third quarter of 2018. Excluding the Countervailing Duty (“CVD”) and Anti-dumping Duty (“ADD”) reversal benefit, gross margin was 18.5% in the third quarter of 2019.
•	Income from operations was RMB638.8 million (US$89.4 million), compared with RMB260.3 million in the second quarter of 2019 and RMB188.0 million in the third quarter of 2018.
•	Net income attributable to the Company’s ordinary shareholders was RMB363.6 million (US$50.9 million) in the third quarter of 2019, compared with RMB125.4 million in the second quarter of 2019 and RMB189.1 million in the third quarter of 2018.
•	Diluted earnings per American depositary share ("ADS") were RMB4.664 (US$0.652) in the third quarter of 2019.
•	Non-GAAP net income attributable to the Company's ordinary shareholders in the third quarter of 2019 was RMB301.2 million (US$42.1 million), compared with RMB202.9 million in the second quarter of 2019 and RMB206.3 million in the third quarter of 2018.
•	Non-GAAP basic and diluted earnings per ADS were RMB6.832 (US$0.956) and RMB6.128 (US$0.856), respectively, in the third quarter of 2019, compared with both RMB4.872 in the second quarter of 2019 and both RMB5.280 in the third quarter of 2018.

Mr. Kangping Chen, JinkoSolar's Chief Executive Officer commented, “I’m pleased to report strong operational and financial results for the third quarter which I believe marks a turning point for our business, as we begin to increasingly benefit from our technology transformation, industry-leading cost structure and expanding mono capacity. Module shipments during the quarter were 3,326 megawatts, an increase of 12.6% year-over-year and a slight decrease sequentially. Our integrated production costs continued to decrease, which, combined with our high-quality products and global distribution footprint, allowed us to initiate a reset of our gross margin, expanding it to 21.3% during the quarter, a significant 6 percentage point increase year-over-year. We are very optimistic about our growth prospects next quarter and throughout 2020 where we expect to see our overall profitability strengthen and margins expand.”

“Our technological transformation began in 2016 when we started producing mono wafers, and have since then accumulated three years of operational and technical expertise which we applied in our mono production facility in Leshan, Sichuan Province. This technological transformation is now largely complete, with Phase I of the production facility having begun operations and ramped up to full 5GW capacity during the second quarter of 2019. I believe this reflects our strategic foresight and strong execution capabilities. We are now at a strategic turning point in our corporate history with mono-based high-efficiency products accounting for nearly 75% of the total solar module shipments during the quarter, which is expected to increase to 99% in 2020.”

“The late announcement of the government subsidy policy for PV projects in China earlier this year delayed a large number of projects which we believe will restart during the fourth quarter and the first quarter of 2020. This delay is expected to drive strong domestic demand over the next six months, especially since China’s national renewable energy information management center recently announced that it is accelerating the formulation of subsidy policies for PV projects in 2020. With the cost of solar energy now falling below that of conventional energy sources in many markets across the globe and more aggressive clean energy targets being set by governments, we are also very confident and optimistic that global demand will significantly increase next year. We currently estimate that global installations next year will be approximately 20% higher than this year.”

“We continue to invest in product development to meet growing market demand for high-quality and efficient products. We expanded our production capacity of N-type cells to 800MW during the quarter, and are currently ramping up to full production which is expected to begin next quarter. Our N-type cells reached a record high efficiency of 24.58% in June 2019. We also recently unveiled a new Tiger module which, with its 20.78% efficiency and peak power output of 460W, offers our clients significantly improved efficiency, lower production costs and a better internal rate of return.”

“With domestic demand rebounding strongly and overseas demand driven by aggressive new clean energy targets, we expect the fourth quarter and full year 2020 to generate strong growth in shipments and strengthen our overall profitability and margin profile. With the demand growing rapidly both domestically and overseas for our mono products, we have strategically decided to convey our confidence in next year’s strong growth with total solar module shipments expected to be in the range of 18.0 GW to 20.0 GW for the full year 2020, an approximately 35% year-over-year increase. As one of the largest and most innovative solar module manufacturers in the world, we will continue to drive growth in this new era of grid parity and deliver long-term sustainable value to our shareholders.”

Third Quarter 2019 Financial Results

Total Revenues

Total revenues in the third quarter of 2019 were RMB7.48 billion (US$1.05 billion), an increase of 8.2% from RMB6.91 billion in the second quarter of 2019 and an increase of 11.8% from RMB6.69 billion in the third quarter of 2018. The sequential increase was mainly attributable to an increase in the average selling price of solar modules and increase of multi-crystalline silicon wafers sales in the third quarter of 2019. The year-over-year increase was mainly attributable to an increase in the shipment of solar modules in the third quarter of 2019.

Gross Profit and Gross Margin

Gross profit in the third quarter of 2019 was RMB1.59 billion (US$223.0 million), compared with RMB1.14 billion in the second quarter of 2019 and RMB997.6 million in the third quarter of 2018. The sequential increase was mainly attributable to (i) an increase in self-produced production volume by increasing shift toward integrated mono-based high-efficiency products capacity, (ii) continued reduction of integrated production cost, which maintains its industry-leading cost structure, and (iii) an increase in the average selling price of solar modules, and (iv) the reversal benefit of CVD and ADD of RMB 212.0 million (US$29.7 million), based on the final results of the fifth administrative review of the CVD and ADD order published by the U.S. Department of Commerce.

Gross margin was 21.3% in the third quarter of 2019, compared with 16.5% in the second quarter of 2019 and 14.9% in the third quarter of 2018. Excluding the CVD and ADD reversal benefit, gross margin was 18.5% in the third quarter of 2019, compared with 16.5% in the second quarter of 2019 and 12.8% in the third quarter of 2018. The sequential increase was attributable to (i) an increase in self-produced volume by increasing shift toward integrated mono-based high-efficiency products capacity, (ii) continued reduction of integrated production cost, which maintains its industry-leading cost structure, and (iii) an increase in the average selling price of solar modules.

Income from Operations and Operating Margin

Income from operations in the third quarter of 2019 was RMB638.8 million (US$89.4 million), compared with RMB260.3 million in the second quarter of 2019 and RMB188.0 million in the third quarter of 2018. Operating margin in the third quarter of 2019 was 8.5%, compared with 3.8% in the second quarter of 2019 and 2.8% in the third quarter of 2018. Excluding the CVD and ADD reversal benefit, operating margin in the third quarter of 2019 was 5.7%.

Total operating expenses in the third quarter of 2019 were RMB955.0 million (US$133.6 million), an increase of 8.1% from RMB883.6 million in the second quarter of 2019 and an increase of 18.0% from RMB809.6 million in the third quarter of 2018. The sequential increase was mainly due to an increase in shipping cost and loss on disposal of property, plant and equipment of RMB 42.1 million. The year-over-year increase was primarily due to an increase in shipping costs in the third quarter of 2019.

Total operating expenses accounted for 12.8% of total revenues in the third quarter of 2019, compared to 12.8% in the second quarter of 2019 and 12.1% in the third quarter of 2018. The year-over-year increase of operating expenses as a percentage of total revenue was primarily due to the increase in shipping costs as a percentage of total revenue associated with a higher percentage of shipments to overseas markets in the third quarter of 2019.

Interest Expense, Net

Net interest expense in the third quarter of 2019 was RMB94.9 million (US$13.3 million), a decrease of 18.7% from RMB116.8 million in the second quarter of 2019 and an increase of 70.7% from RMB55.6 million in the third quarter of 2018. The sequential decrease was mainly due to a decrease in interest expense associated with discounted notes receivables in the third quarter of 2019. The year-over-year increase was mainly due to (i) an increase in borrowings, (ii) the cessation of interest capitalization on certain completed solar projects, and (iii) issuance of additional convertible senior notes in May 2019.

Exchange (Loss)/Gain and Change in Fair Value of Foreign Exchange Derivatives

The Company recorded a net exchange loss (including Change in fair value of foreign exchange derivatives) of RMB130.7 million (US$18.3 million) in the third quarter of 2019, compared to a net exchange gain of RMB45.9 million in the second quarter of 2019 and a net exchange gain of RMB85.0 million in the third quarter of 2018. Given the rapid increase of overseas orders, the Company increased the foreign currency hedge ratio to hedge the next six months’ anticipated cash flow denominated in U.S. dollars. The Company recorded a loss arising from foreign exchange forward contracts with the appreciation of the U.S. dollars against the RMB in the third quarter of 2019.

Change in Fair Value of Interest Rate Swap

The Company entered into Interest Rate Swap agreements with several banks for the purpose of reducing interest rate risk exposure associated with the Company’s overseas solar power projects. The Company recorded a loss arising from change in fair value of interest rate swap of RMB18.1 million (US$2.5 million) in the third quarter of 2019, compared to a loss of RMB46.1 million in the second quarter of 2019. The loss arising from change in fair value of interest swap was primarily due to a continuous decrease in long-term interest rates. The Company did not elect to use hedge accounting for any of its derivatives.

Change in Fair Value of Convertible Senior Notes and Call Option

The Company issued US$85.0 million of 4.5% convertible senior notes due 2024 (the “Notes”) in May 2019 and has elected to measure the Notes at fair value. The Company recognized gain from a change in fair value of the Notes of RMB157.1 million (US$22.0million) in the third quarter of 2019, compared to a loss of RMB118.6 million in the second quarter of 2019. The change was primarily due to a decrease in the stock price of the Company in the third quarter of 2019.

Concurrent with the issuance of the Notes in May 2019, the Company entered into a call option transaction with an affiliate of Credit Suisse Securities (USA) LLC. The Company accounted for the call option transactions as freestanding derivative assets in its consolidated balance sheets, which is marked to market at each reporting period. The Company recorded a loss from a change in fair value of the call option of RMB74.2 million (US$10.4 million) in the third quarter of 2019, compared to a gain of RMB73.5 million in the second quarter of 2019. The change was primarily due to a decrease in the stock price of the Company in the third quarter of 2019.

Equity in (Loss)/Income of Affiliated Companies

The Company indirectly holds a 20% equity interest in Sweihan PV Power Company P.J.S.C, a developer and operator of solar power projects in Dubai, and accounts for its investment using the equity method. The Company also holds a 30% equity interest in Jiangsu Jinko-Tiansheng Co., Ltd, which processes and assembles PV modules as an OEM manufacturer, and accounts for its investments using the equity method. The Company recorded equity in loss of affiliated companies of RMB28.3 million (US$4.0 million) in the third quarter of 2019, compared with a loss of RMB28.6 million in the second quarter of 2019 and an income of RMB4.9 million in the third quarter of 2018. The loss primarily arose from change in fair value of interest rate swap agreements purchased by Sweihan PV Power Company P.J.S.C. due to a continuous decrease in long-term interest rates. Hedge accounting was not applied for the derivative.

Income Tax Benefit / (Expense), Net

The Company recorded an income tax expense of RMB117.2 million (US$16.4 million) in the third quarter of 2019, compared with an income tax benefit of RMB55.9 million in the second quarter of 2019 and an income tax expense of RMB61.2 million in the third quarter of 2018.

The sequential change was mainly due to additional 2018 income tax deduction for R&D costs approved by the local tax bureau in the second quarter of 2019.

Net Income and Earnings per Share

Net income attributable to the Company’s ordinary shareholders was RMB363.6 million (US$50.9 million) in the third quarter of 2019, compared with RMB125.4 million in the second quarter of 2019 and RMB189.1 million in the third quarter of 2018.

Basic and diluted earnings per ordinary share were RMB2.062 (US$0.288) and RMB1.166 (US$0.163), respectively, during the third quarter of 2019. This translates into basic and diluted earnings per ADS of RMB8.248 (US$1.152) and RMB4.664 (US$0.652), respectively.

Non-GAAP net income attributable to the Company's ordinary shareholders in the third quarter of 2019 was RMB301.2 million (US$42.1 million), compared with RMB202.9 million in the second quarter of 2019 and RMB206.3 million in the third quarter of 2018.

Non-GAAP basic and diluted earnings per ordinary share were RMB1.708 (US$0.239) and RMB1.532 (US$0.214), respectively, during the third quarter of 2019. This translates into non-GAAP basic and diluted earnings per ADS of RMB6.832 (US$0.956) and RMB6.128 (US$0.856), respectively.

Financial Position

As of September 30, 2019, the Company had RMB4.14 billion (US$579.8 million) in cash and cash equivalents and restricted cash, compared with RMB4.81 billion as of June 30, 2019.

As of September 30, 2019, the Company’s accounts receivables due from third parties were RMB4.44 billion (US$621.3million), compared with RMB4.94 billion as of June 30, 2019.

As of September 30, 2019, the Company’s inventories were RMB6.07 billion (US$849.6 million), compared with RMB6.63 billion as of June 30, 2019.

Receivables related to CVD and ADD reversal benefits with the amount of RMB 427.1 million (US$59.7 million) were record as non-current assets under the line item "Other assets - third parties" on the Company’s balance sheet as of September 30, 2019 based on the Company’s latest best estimate of related cash collection.

As of September 30, 2019, the Company's total interest-bearing debts were RMB12.22 billion (US$1.71 billion), of which RMB2.21 billion (US$309.2 million) was related to the Company’s overseas downstream solar projects, compared with RMB13.34 billion, of which RMB2.16 billion was related to the Company’s overseas downstream solar projects, as of June 30, 2019. The decrease of interest-bearing debts was mainly due to a decrease in borrowings.

In November, the Company entered into an agreement to sell two solar power plants in Mexico with a combined capacity of 155 MW to White River Renewables, a Mexican renewable energy company. White River Renewables is jointly sponsored by Riverstone Holdings, an energy and power-focused private investment firm, and White Summit Capital, a Switzerland-based infrastructure investments and asset management firm. The final closing of the transaction is subjected to customary approvals. The sale of overseas power plants is consistent with the Company’s growth strategy to focus on its solar manufacturing business.

Assets and liabilities related to these two solar power plants were reclassified as assets/liabilities held for sale as of September 30, 2019. The Company will further strengthen its balance sheet by reducing RMB950.2 million (US$132.9 million) of interest-bearing debts once the transaction is completed.

Third Quarter 2019 Operational Highlights

Solar Module Shipments

Total solar module shipments in the third quarter of 2019 were 3,326 MW.

Solar Products Production Capacity

As of September 30, 2019, the Company's in-house annual silicon wafer, solar cell and solar module production capacity was 14.5 GW (including 11.0 GW of mono wafers), 9.2 GW (all for PERC cells) and 15.0 GW, respectively.

JinkoSolar expects its annual silicon wafer, solar cell and solar module production capacity to reach 15.0 GW (including 11.5 GW of mono wafers), 10.6 GW (including 9.8 GW of PERC cells) and 16.0 GW, respectively, by the end of 2019.

Operations and Business Outlook

Fourth Quarter and Full Year 2019 Guidance

The Company's business outlook is based on management's current views and estimates with respect to market conditions, production capacity, the Company's order book and the global economic environment. This outlook is subject to uncertainty on final customer demand and sale schedules. Management's views and estimates are subject to change without notice.

For the fourth quarter of 2019, the Company does not expect the benefit of Anti-dumping (“ADD”) and Countervailing Duty (“CVD”) and expects total solar module shipments to be in the range of 4.2 GW to 4.4 GW. Total revenue for the fourth quarter is expected to be in the range of US$1.17 billion to US$1.23 billion. Gross margin for the fourth quarter is expected to be between 18.5% and 20.5%.

For the full year 2019, the Company estimates total solar module shipments to be in the range of 14.0 GW to 14.2 GW.

Full Year 2020 Guidance

Solar Module Shipments

Total solar module shipments for the full year of 2020 would be in the range of 18.0 GW to 20.0 GW

Solar Products Production Capacity

JinkoSolar expects its annual silicon wafer, solar cell and solar module production capacity to reach 20.0 GW (including 18.0 GW of mono wafers), 10.6 GW (including 800 MW N-type cells) and 22.0 GW, respectively, by the end of 2020.

Recent Business Developments

•	In September, JinkoSolar was invited to the UN Climate Action Summit 2019 which was held at the UN headquarters in New York on September 23, 2019.
•	In September, JinkoSolar signed a module supply contract with METKA EGN, a world-class EPC contractor, for 300 MW of JinkoSolar’s ultra-high efficiency Cheetah modules to be installed at a large-scale solar power plant in the municipality of Talaván, Cáceres, Spain.
•	In September, JinkoSolar committed to the RE100 and EP100 initiatives. These global campaigns are led by The Climate Group, an international non-profit organization working closely with powerful business networks and governments to bring innovative solutions to scale.
•	In October, SelectUSA presented JinkoSolar with a Certificate of Appreciation in recognition of its module assembly facility in Jacksonville, Florida and the positive investment in the United States leading to job creation and economic growth.
•	In October, JinkoSolar launched a new high efficiency Tiger module using 9-busbar Mono PERC and Tiling Ribbon (TR) technology at All-Energy Australia 2019, Australia's largest national showcase of clean and renewable energy.
•	In November, JinkoSolar expanded its high-efficiency mono wafer production capacity at its production facility in Leshan, Sichuan Province, with an additional 5GW.
•	In November, JinkoSolar joined the board of directors at the Solar Energy Industries Association (SEIA), the national trade association representing the U.S. solar energy industry.
•	In November, JinkoSolar recognized as a China National Manufacturing Champion in the latest published list by the MIIT and the CFIE for its excellence in the manufacturing of its major product, solar modules.

Conference Call Information

JinkoSolar's management will host an earnings conference call on Tuesday, November 19, 2019 at 7:30 a.m. U.S. Eastern Time (8:30 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

Hong Kong / International:	+852 3027 6500
U.S. Toll Free:	+1 855-824-5644
Passcode:	22225201#

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available 2 hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, November 26, 2019. The dial-in details for the replay are as follows:

International:	+61 2 8325 2405
U.S.:	+1 646 982 0473
Passcode:	319324284#

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar's website at www.jinkosolar.com.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 14.5 GW for silicon wafers, 9.2 GW for solar cells, and 15 GW for solar modules, as of September 30, 2019.

JinkoSolar has over 15,000 employees across its 7 productions facilities globally, 15 oversea subsidiaries in Japan, Korea, Singapore, India, Turkey, Germany, Italy, Switzerland, United States, Canada, Mexico, Brazil, Chile, Australia and United Arab Emirates, and global sales teams in China, United Kingdom, France, Netherlands, Spain, Bulgaria, Greece, Romania, Ukraine, Jordan, Saudi Arabia, Tunisia, Egypt, Morocco, Nigeria, Kenya, South Africa, Costa Rica, Colombia, Panama and Argentina.

To find out more, please see: www.jinkosolar.com

Use of Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), JinkoSolar uses certain non-GAAP financial measures including, non-GAAP net income, non-GAAP earnings per Share, and non-GAAP earnings per ADS, which are adjusted from the comparable GAAP results to exclude certain expenses or incremental ordinary shares relating to share-based compensation and, convertible senior notes:

•	Non-GAAP net income is adjusted to exclude the expenses relating to issuance cost of convertible senior notes, change in fair value of convertible senior notes and call option, interest expenses of convertible senior notes, exchange gain on the convertible senior notes, and stock-based compensation; given these Non-GAAP net income adjustments above are either related to the Company or its subsidiaries incorporated in Cayman Islands, which are not subject to tax exposures, or related to those subsidiaries with tax loss positions which result in no tax impacts, therefore no tax adjustment is needed in conjunction with these Non-GAAP net income adjustments; and
•	Non-GAAP earnings per Share and non-GAAP earnings per ADS are adjusted to exclude the expenses relating to issuance cost of convertible senior notes, change in fair value of convertible senior notes and call option, interest expenses of convertible senior notes, exchange gain on the convertible senior notes, and stock-based compensation.

The Company believes that the use of non-GAAP information is useful for analysts and investors to evaluate JinkoSolar's current and future performances based on a more meaningful comparison of net income and diluted net income per ADS when compared with its peers and historical results from prior periods. These measures are not intended to represent or substitute numbers as measured under GAAP. The submission of non-GAAP numbers is voluntary and should be reviewed together with GAAP results.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2019, which was RMB7.1477 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated in this press release are calculated based on Renminbi.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends, "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:
Ripple Zhang
JinkoSolar Holding Co., Ltd.
Tel: +86 21-5183-3105
Email: ir@jinkosolar.com

Christian Arnell
Christensen
Tel: +86-10-5900-2940

Email: carnell@christensenir.com

In the U.S.:
Ms. Linda Bergkamp

Christensen

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	For the quarter ended				For the nine months ended
	September 30, 2018	June 30, 2019	September 30, 2019		September 30, 2018	September 30, 2019
	RMB	RMB	RMB	USD	RMB	RMB	USD
Revenues from third parties	6,601,414	6,912,301	7,473,562	1,045,590	15,891,621	20,063,090	2,806,930

Revenues from related parties	93,401	725	8,194	1,146	1,430,661	153,740	21,509

Total revenues	6,694,815	6,913,026	7,481,756	1,046,736	17,322,282	20,216,830	2,828,439

Cost of revenues	(5,697,186)	(5,769,143)	(5,888,015)	(823,764)	(14,940,962)	(16,514,869)	(2,310,515)

Gross profit	997,629	1,143,883	1,593,741	222,972	2,381,320	3,701,961	517,924

Operating expenses:
Selling and marketing	(476,640)	(561,959)	(596,192)	(83,410)	(1,156,613)	(1,617,465)	(226,292)
General and administrative	(228,862)	(248,376)	(276,699)	(38,712)	(530,201)	(716,977)	(100,309)
Research and development	(104,105)	(73,258)	(82,059)	(11,480)	(272,394)	(232,695)	(32,555)
Impairment of long-lived assets	-	-	-	-	(14,548)	-	-
Total operating expenses	(809,607)	(883,593)	(954,950)	(133,602)	(1,973,756)	(2,567,137)	(359,156)

Income from operations	188,022	260,290	638,791	89,370	407,564	1,134,824	158,768
Interest expenses, net	(55,600)	(116,754)	(94,892)	(13,276)	(221,645)	(307,756)	(43,057)
Subsidy income	4,742	10,517	33,394	4,673	43,942	48,651	6,808
Exchange gain	118,712	87,487	16,304	2,281	69,687	22,811	3,191
Change in fair value of interest rate swap	12,781	(46,118)	(18,123)	(2,536)	39,646	(94,440)	(13,213)
Change in fair value of foreign exchange derivatives	(33,726)	(41,619)	(146,998)	(20,566)	(46,238)	(170,503)	(23,854)
Convertible senior notes issuance costs	-	(18,646)	-	-	-	(18,646)	(2,609)
Change in fair value of convertible senior notes and call option	-	(45,070)	82,932	11,603	-	37,862	5,297
Other income, net	9,983	7,302	1,742	244	28,105	16,442	2,300
Loss from disposal of subsidiaries	-	-	-	-	(9,425)	-	-
Income before income taxes	244,914	97,389	513,150	71,793	311,636	669,245	93,631
Income tax (expense)/benefit	(61,157)	55,917	(117,152)	(16,390)	(47,860)	(56,986)	(7,973)
Equity in (loss)/gain of affiliated companies	4,916	(28,621)	(28,305)	(3,960)	27,699	(80,635)	(11,281)
Net income	188,673	124,685	367,693	51,443	291,475	531,624	74,377
Less: Net income/(loss) attributable to non-controlling interests	(415)	(725)	4,129	578	(191)	2,465	345
Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	189,088	125,410	363,564	50,865	291,666	529,159	74,032

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	1.210	0.753	2.062	0.288	1.910	3.176	0.444
Diluted	1.210	0.315	1.166	0.163	1.900	3.007	0.421

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	4.840	3.012	8.248	1.152	7.640	12.704	1.776
Diluted	4.840	1.260	4.664	0.652	7.600	12.028	1.684

Weighted average ordinary shares outstanding:
Basic	156,485,510	166,605,808	176,336,307	176,336,307	152,777,860	166,612,951	166,612,951
Diluted	156,703,443	165,385,410	196,544,769	196,544,769	153,445,140	177,583,926	177,583,926

Weighted average ADS outstanding:
Basic	39,121,378	41,651,452	44,084,077	44,084,077	38,194,465	41,653,238	41,653,238
Diluted	39,175,861	41,346,352	49,136,192	49,136,192	38,361,285	44,395,981	44,395,981

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Net income	188,673	124,685	367,693	51,443	291,475	531,624	74,377

Other comprehensive income:
-Foreign currency translation adjustments	28,720	48,233	(666)	(122)	43,335	41,144	5,756
-Change in the instrument-specific credit risk	-	5,546	5,546	805	-	57	8
Comprehensive income	217,393	178,464	372,573	52,126	334,810	572,825	80,141
Less: Comprehensive income/(loss) attributable to non-controlling interests	(415)	(725)	4,129	578	(191)	2,465	345
Comprehensive income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	217,808	179,189	368,444	51,548	335,001	570,360	79,796

Reconciliation of GAAP and non-GAAP Results

1. Non-GAAP earnings per share and non-GAAP earnings per ADS

GAAP net income attributable to ordinary shareholders	189,088	125,410	363,564	50,865	291,666	529,159	74,032

Convertible senior notes issuance costs	-	18,646	-	-	-	18,646	2,609

Change in fair value of convertible senior notes and call option	-	45,070	(82,932)	(11,603)	-	(37,862)	(5,297)

Net interest expenses of convertible senior notes and call option	1	2,914	6,190	866	2	9,103	1,274

Exchange loss/(gain) on convertible senior notes and call option	3	(721)	7,834	1,096	3	7,114	995

Stock-based compensation expense	17,255	11,587	6,546	916	32,331	11,208	1,568

Non-GAAP net income attributable to ordinary shareholders	206,347	202,906	301,202	42,140	324,002	537,368	75,181

Non-GAAP earnings per share attributable to ordinary shareholders -
Basic	1.320	1.218	1.708	0.239	2.120	3.225	0.451
Diluted	1.320	1.218	1.532	0.214	2.110	3.026	0.423

Non-GAAP earnings per ADS attributable to ordinary shareholders -
Basic	5.280	4.872	6.832	0.956	8.480	12.900	1.804
Diluted	5.280	4.872	6.128	0.856	8.440	12.104	1.692

Non-GAAP weighted average ordinary shares outstanding
Basic	156,485,510	166,605,808	176,336,307	176,336,307	152,777,860	166,612,951	166,612,951
Diluted	156,703,443	166,605,808	196,544,769	196,544,769	153,445,140	177,583,926	177,583,926

Non-GAAP weighted average ADS outstanding
Basic	39,121,378	41,651,452	44,084,077	44,084,077	38,194,465	41,653,238	41,653,238
Diluted	39,175,861	41,651,452	49,136,192	49,136,192	38,361,285	44,395,982	44,395,982

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31, 2018	Sep 30, 2019
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	3,104,917	3,705,424	518,408
Restricted cash	377,111	439,052	61,426
Restricted short-term investments	4,058,419	6,457,776	903,476
Accounts receivable, net - related parties	675,768	518,402	72,527
Accounts receivable, net - third parties	5,436,371	4,440,765	621,286
Notes receivable, net - third parties	1,010,469	1,926,626	269,545
Advances to suppliers, net - third parties	665,221	1,877,763	262,709
Inventories, net	5,743,328	6,072,596	849,587
Forward contract receivables	1,192	741	104
Prepayments and other current assets - related parties	67,730	57,407	8,032
Derviatvie assets	847	-	-
Prepayments and other current assets	1,712,889	1,797,770	251,516
Held-for-sale assets*	-	1,235,274	172,821
Total current assets	22,854,262	28,529,596	3,991,437

Non-current assets:
Restricted cash	921,300	641,137	89,698
Project Assets	1,770,621	1,572,070	219,941
Long-term investments	25,531	247,757	34,662
Property, plant and equipment, net	8,275,900	8,704,097	1,217,748
Land use rights, net	574,945	600,989	84,081
Intangible assets, net	35,361	34,850	4,876
Financing lease right-of-use assets, net	-	971,484	135,916
Operating lease right-of-use assets, net	-	259,763	36,342
Deferred tax assets	338,069	331,508	46,380
Call Option-concurrent with issuance of convertible senior notes	-	211,524	29,593
Other assets - related parties	144,984	113,705	15,908
Other assets - third parties	912,210	2,808,288	392,894
Total non-current assets	12,998,921	16,497,172	2,308,039

Total assets	35,853,183	45,026,768	6,299,476

LIABILITIES
Current liabilities:
Accounts payable - related parties	698	7,018	982
Accounts payable - third parties	5,327,094	4,791,342	670,333
Notes payable - related parties	35,000	-	-
Notes payable - third parties	6,036,577	8,076,603	1,129,958
Accrued payroll and welfare expenses	810,921	792,067	110,814
Advances from related parties	910	915	128
Advances from third parties	2,395,229	3,987,764	557,909
Income tax payable	70,240	111,382	15,583
Other payables and accruals	2,281,025	2,873,540	402,023
Other payables due to related parties	20,819	15,582	2,180
Forward contract payables	9,464	112,133	15,688
Convertible senior notes - current	69	-	-
Financing lease liabilities - current	-	252,899	35,382
Operating lease liabilities - current	-	31,076	4,348
Derivative liability - current	12,786	-	-
Bond payable and accrued interests	10,318	-	-
Short-term borrowings from third parties, including current portion of long-term bank borrowings	7,103,399	7,880,570	1,102,532
Guarantee liabilities to related parties	26,639	24,867	3,479
Held-for-sale liabilities*	-	1,075,166	150,421
Total current liabilities	24,141,188	30,032,924	4,201,760

Non-current liabilities:
Long-term borrowings	1,954,831	2,023,159	283,050
Convertible senior notes	-	557,182	77,953
Long-term payables	338,412	-	-
Bond payables	299,475	-	-
Accrued warranty costs - non current	573,641	605,940	84,774
Financing lease liabilities*	-	294,194	41,159
Operating lease liabilities*	-	229,902	32,165
Deferred tax liability	25,893	25,893	3,623
Guarantee liabilities to related parties - non current	65,765	46,492	6,504
Total non-current liabilities	3,258,017	3,782,762	529,228

Total liabilities	27,399,205	33,815,686	4,730,988

SHAREHOLDERS' EQUITY
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 156,864,737 and 177,185,237 shares issued and outstanding as of December 31, 2018 and September 30, 2019, respectively)	22	25	3
Additional paid-in capital	4,010,740	4,549,236	636,462
Statutory reserves	570,176	570,176	79,771
Accumulated other comprehensive income	70,301	111,502	15,599
Treasury stock, at cost; 1,723,200 ordinary shares as of December 31, 2018 and September 30, 2019	(13,876)	(13,876)	(1,941)
Accumulated retained earnings	3,202,528	3,731,687	522,082

Total JinkoSolar Holding Co., Ltd. shareholders' equity	7,839,891	8,948,750	1,251,976

Non-controlling interests	614,087	2,262,332	316,512

Total liabilities and shareholders' equity	35,853,183	45,026,768	6,299,476

Note: *In November, the Company entered into an agreement to sell two solar power plants in Mexico with a combined capacity of 155 MW to White River Renewables, a Mexican renewable energy company. Assets and liabilities related to these two solar power plants were reclassified as assets/liabilities held for sale as of September 30, 2019.